Exhibit 99.2

Leicestershire Police Deploys NICE Investigate to Streamline Digital Evidence Sharing and Improve Cross-Agency Collaboration

NICE Investigate improves collaboration on joint investigations with neighboring forces through automated collection and electronic sharing of digital evidence

Hoboken, N.J., June 3, 2021 – NICE (Nasdaq: NICE) today announced that the United Kingdom’s Leicestershire Police is deploying the NICE Investigate Digital Investigation and Digital Evidence Management solution across its force of 1,800 officers, following a successful pilot test. Leicestershire Police will use NICE Investigate to digitally transform processes around collecting, analyzing and sharing evidence, to drive improved efficiency, time savings, cross-agency collaboration and better justice outcomes.

“NICE Investigate has exceeded our expectations,” said Allan Graham, Project Manager for Leicestershire Police. “Prior to having NICE Investigate, getting body worn video and CCTV footage to the Crown Prosecution Service fast enough to obtain a remand decision was simply not possible. We had to copy evidence onto CDs, DVDs, and USB drives and then hand-deliver those materials. Increased wait times meant suspects were often bailed or released under investigation before they could be charged. With new national requirements now mandating that all digital evidence be shared electronically, NICE Investigate has helped us forge a better way forward.”

Chris Wooten, Executive Vice President, NICE, stated, “Police forces around the world are turning to digital transformation solutions like NICE Investigate, not just to save money and time, but also to improve justice outcomes and ensure safer communities. We applaud Leicestershire Police for taking this big step forward and setting an example for other forces to follow within their own practices.”

As a one-stop solution for digital evidence management, NICE Investigate improves operational efficiency by enabling investigators to collect evidence through a single login. NICE Investigate automatically pulls evidence from the force’s NicheRMS Records Management System, STORM Command and Control system and Body Worn Video system, into an electronic case folder. Investigators simply log on to NICE Investigate where their evidence is waiting. Officers involved in the pilot reported significant efficiency gains and time savings.

NICE Investigate also improves collaboration on joint investigations with neighboring forces through the automated collection and electronic sharing of digital evidence. As an example, Leicestershire Police cited a case involving CCTV video. Instead of driving to the crime location, securing the video, making a copy of it and then physically transporting it to the other force, investigators were able to complete the entire end-to-end process of securing and sharing the video from their desks within half an hour.

NICE Investigate is currently being used by more than 50,000 investigators and police officers around the world.

To learn more about the NICE Investigate Digital Evidence Management solution:
•Visit the NICE website by clicking here.
•Email PSInfo@NICE.com for more information.

About Leicestershire Police
Leicestershire Police and its 1,800 officers are responsible for providing a policing service to the people of Leicester, Leicestershire and Rutland. The force covers an area of over 2,500 square kilometres and serves a population in excess of one million.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.